

a2a
energie in comune

FILE NO. 82-4911





Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 19, 2010

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

CHANGE IN A2A S.P.A. 2010 FINANCIAL CALENDAR

Milan, 19 April 2010 – It is hereby made known that the Ordinary Shareholders' Meeting for approval of the proposal of net income allocation has been postponed to 31 May 2010 (1st call) – 1 June 2010 (2nd call).